Accellent Inc.
100 Fordham Rd.
Wilmington, MA 01887
April 3, 2013
US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Dear Sirs:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Accellent Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the Securities and Exchange Commission on April 1, 2013.

Respectfully submitted,

Accellent Inc.

/s/ Donald J. Spence
Donald J. Spence
Chief Executive Officer